					Exhibit	12.01

FX Energy, Inc.
Ratio of Earnings to Fixed Charges

	2008	2007	2006	2005	2004	2003
Earnings (000s)	$ (9,154)	$ (11,691)	$ (13,767)	$ (11,423)	$ (12,620)	$ (3,945)
Fixed Charges (Interest)(000s)	$ (314)	$ -	$ -	$ -	$ -	$ (788)

Ratio	(29.14)	NA	NA	NA	NA	(5.01)